 Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Results for the Third Quarter 2022 and Raises Guidance

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, AB, Nov. 3, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the third quarter 2022.

Highlights

•	Strong Third Quarter Results - reported earnings of $1.8 billion, which included a $1.1 billion gain on the sale of assets related to the formation of Pembina Gas Infrastructure ("PGI"); reported adjusted EBITDA of $967 million, reflecting a strong contribution from the marketing business and rising volumes on key systems.
•	Guidance Raised - 2022 adjusted EBITDA guidance range has been increased to $3.625 to $3.725 billion (previously $3.575 to $3.675 billion).
•	Dividends - during the quarter, Pembina increased its common share dividend by $0.0075 per share per month, or 3.6 percent, effective with the October 2022 dividend payment; beginning in 2023, Pembina intends to move from a monthly to a quarterly common share dividend payment.
•	Common Share Repurchases - since the fourth quarter of 2021, Pembina has repurchased 6.3 million common shares, at a total cost of approximately $288 million, and is on track to reach its $350 million target by year end.
•	ESG - Pembina recently released its 2021 Sustainability Report, which incorporates enhanced disclosure in key areas and greater alignment with Sustainability Accounting Standards Board ("SASB") and Task Force on Climate-Related Financial Disclosure ("TCFD") requirements.

Financial and Operational Overview

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2022	2021	2022	2021
Revenue	2,779	2,149	8,912	6,067
Net revenue (1)	1,030	961	3,204	2,854
Gross profit	874	682	2,442	1,862
Earnings	1,829	588	2,728	1,162
Earnings per common share - basic (dollars)	3.24	1.01	4.75	1.92
Earnings per common share - diluted (dollars)	3.23	1.01	4.73	1.91
Cash flow from operating activities	767	913	2,026	1,953
Cash flow from operating activities per common share - basic (dollars)	1.38	1.66	3.66	3.55
Adjusted cash flow from operating activities (1)	574	786	1,957	1,906
Adjusted cash flow from operating activities per common share - basic (dollars)(1)	1.04	1.43	3.54	3.47
Common share dividends declared	354	347	1,050	1,040
Dividends per common share (dollars)	0.64	0.63	1.90	1.89
Capital expenditures	131	209	462	482
Total volumes (mboe/d) (2)	3,424	3,411	3,379	3,464
Adjusted EBITDA (1)	967	850	2,821	2,463

(1)	Refer to "Non-GAAP and Other Financial Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines	2,531	377	535	2,563	329	503	2,500	1,120	1,579	2,592	987	1,554
Facilities	893	1,270	291	848	207	273	879	1,659	849	872	555	812
Marketing & New Ventures(3)	-	252	180	-	91	109	-	612	550	-	167	237
Corporate	-	(158)	(39)	-	154	(35)	-	(502)	(157)	-	(177)	(140)
Total	3,424	1,741	967	3,411	781	850	3,379	2,889	2,821	3,464	1,532	2,463

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP and Other Financial Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis dated November 3, 2022 for the three and nine months ended September 30, 2022 for further information.

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Financial & Operational Highlights

Adjusted EBITDA

Change in Third Quarter Adjusted EBITDA ($ millions)(1)

Adjusted EBITDA (CNW Group/Pembina Pipeline Corporation)

(1) Refer to "Non-GAAP and Other Financial Measures".

In the third quarter, Pembina reported adjusted EBITDA of $967 million, representing a $117 million, or 14 percent, increase over the same period in the prior year. Relative to the prior period, the third quarter was positively impacted by stronger marketing results due to higher margins on crude oil and natural gas sales and a higher share of profit from Aux Sable, partially offset by lower NGL margins as a result of lower propane prices and higher input natural gas prices; a combination of higher volumes on the Peace Pipeline system and higher inflation adjusted tolls; a higher contribution from Alliance Pipeline; a higher contribution from the PGI assets; and a lower realized loss on commodity-related derivatives. These positive factors were partially offset by a lower contribution from Ruby, due to Ruby Pipeline L.L.C. ("Ruby Pipeline") filing for bankruptcy protection on March 31, 2022, and higher integrity costs.

Earnings

Change in Third Quarter Earnings ($ millions)(1)(2)

Earnings (CNW Group/Pembina Pipeline Corporation)

(1)	Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives include gross profit less realized and unrealized losses on commodity-related derivative financial instruments.
(2)	Other includes general & administrative, net finance costs, other expenses and corporate.

Pembina recorded third quarter earnings of $1,829 million, representing a $1,241 million, or 211 percent, increase relative to the same period in the prior year. Relative to the prior period, in addition to the factors impacting adjusted EBITDA as noted above, excluding the impact of a lower contribution from Ruby, earnings in the third quarter were positively impacted by a $1.1 billion gain on the PGI Transaction (as defined below), lower income tax expense as a result of the PGI Transaction, and a higher unrealized gain on commodity-related derivatives related to NGL and crude oil marketing. Facilities results were negatively impacted by higher depreciation, interest expense, and an unrealized loss on commodity-related derivatives, which are all included in share of profit from PGI following the PGI Transaction. Further, relative to the prior period, earnings in the third quarter were lower given the $350 million received from the termination of the arrangement agreement with Inter Pipeline Ltd. (the "Arrangement Termination Payment") in the third quarter of 2021, partially offset by higher income tax on that payment.

Cash Flow From Operating Activities

Cash flow from operating activities of $767 million for the third quarter represents a decrease of $146 million, or 16 percent, over the same period in the prior year. The decrease was primarily driven by the $350 million Arrangement Termination Payment received in the third quarter of 2021, partially offset by changes in non-cash working capital, lower net interest paid, and an increase in distributions from equity accounted investees. On a per share (basic) basis, cash flow from operating activities decreased by 17 percent due to the same factors.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $574 million for the third quarter represents a $212 million, or 27 percent, decrease over the same period in the prior year. The decrease was due to the factors impacting cash flow from operating activities, discussed above, excluding the impact of the change in non-cash working capital, partially offset by lower current tax expense and a decrease in accrued share-based payment expense. On a per share (basic) basis, adjusted cash flow from operating activities decreased by 27 percent due to the same factors.

Volumes

Total volumes of 3,424 mboe/d for the third quarter were consistent with the 3,411 mboe/d for the same period in the prior year. As discussed in more detail below, within Pipelines, rising volumes on the conventional systems were offset by decreased volumes on other systems, most notably on the Nipisi and Mitsue pipelines and Ruby Pipeline. Within Facilities, increased volumes were primarily due to higher volumes at the Redwater Complex and at Younger due to less outage days during the third quarter of 2022. Excluding the volume impact of contract expirations on the Nipisi and Mitsue pipeline systems and Ruby Pipeline entering bankruptcy protection, third quarter volumes would have increased approximately five percent over the same period in the prior year.

Divisional Highlights

•	Pipelines reported adjusted EBITDA for the third quarter of $535 million, representing a $32 million, or six percent increase over the same period in the prior year. The third quarter was positively impacted by higher volumes on the Peace Pipeline system and Cochin Pipeline, and higher tolls due to inflation. In addition, the third quarter of 2022 included a higher contribution from Alliance, due to higher revenue as a result of a wider AECO-Chicago natural gas price differential, which increased demand and resulted in higher interruptible tolls, combined with higher margins realized on the sale of linepack inventory in the third quarter of 2022. These positive factors were offset by a lower contribution from Ruby Pipeline, the expiration of contracts on the Nipisi Pipeline, and higher integrity spending.

Pipelines had reportable segment earnings before tax in the third quarter of $377 million, representing a $48 million, or 15 percent, increase over the same period in the prior year. The increase was primarily due to the same items impacting adjusted EBITDA, discussed above, excluding the lower contribution from Ruby.

Pipelines volumes of 2,531 mboe/d in the third quarter, represent a one percent decrease compared to the same period in the prior year. The decrease was largely the result of lower volumes on Ruby Pipeline and lower volumes on the Nipisi and Mitsue pipeline systems. These factors were partially offset by higher volumes on the Peace Pipeline system, Cochin Pipeline, AEGS, and Vantage Pipeline. Excluding the volume impact of the Nipisi and Mitsue pipeline systems and Ruby Pipeline, third quarter volumes would have increased approximately five percent over the same period in the prior year.
•	Facilities reported adjusted EBITDA of $291 million for the third quarter, representing an $18 million, or seven percent, increase over the same period in the prior year. The increase is primarily due to the strong performance of the PGI assets.

Facilities had reportable segment earnings before tax in the third quarter of $1,270 million, which represents a $1,063 million, or 514 percent, increase over the same period in the prior year. In addition to the items impacting adjusted EBITDA discussed above, the increase is primarily due to the $1.1 billion gain recognized on the disposition of assets included in the PGI Transaction. These positive factors were partially offset by the unrealized loss on commodity-related derivatives in the third quarter of 2022, compared to a gain in the same period the prior year.

Facilities volumes of 893 mboe/d in the third quarter represent a five percent increase compared to the same period in the prior year. The increase was primarily due to higher volumes at the Redwater Complex and at Younger due to less outage days during the third quarter of 2022.

•	Marketing & New Ventures reported third quarter adjusted EBITDA of $180 million, which represents a $71 million, or 65 percent, increase compared to the third quarter of 2021. The increase relative to the same period in the prior year was primarily due to higher margins on crude oil resulting from the increased crude oil market price environment, combined with contributions from natural gas marketing, where higher margins resulted from the increase in Chicago natural gas prices, partially offset by lower NGL margins as a result of lower propane prices and higher input natural gas prices. The increase relative to the same period in the prior year was also due to a lower realized loss on commodity-related derivatives for the third quarter of 2022 and a higher contribution from Aux Sable as a result of a wider AECO-Chicago natural gas price differential.

Marketing & New Ventures had third quarter reportable segment earnings before tax of $252 million, representing a $161 million, or 177 percent, increase over the same period in the prior year. In addition to the items impacting adjusted EBITDA discussed above, the increase compared to the same period in the prior year was due to a higher unrealized gain on commodity-related derivatives, partially offset by project write-offs due to reduced commercial opportunities. The unrealized gain on commodity-related derivatives was primarily related to NGL and crude oil marketing derivatives due to the decrease in the forward prices for propane and crude oil during the third quarter of 2022.

Marketed NGL volumes of 184 mboe/d in the third quarter represent a four percent increase compared to the same period in the prior year.

Executive Overview

The third quarter was highlighted by the closing of the transaction to create PGI with our partner KKR. PGI brings together three complementary platforms to create a premier, highly competitive western Canadian gas processing entity with the ability to serve customers from north central Alberta to Northeast British Columbia (''NEBC'') and to pursue future growth opportunities in a capital efficient manner. The integration of PGI is underway and going well. Upon closing, we were delighted to welcome former Energy Transfer Canada employees to our team and to increase Pembina's common share dividend by $0.0075 per share per month, or 3.6 percent.

The synergistic combination of three adjacently located, high-quality processing platforms will enable efficiencies and an enhanced customer service offering, while providing a wider suite of commercial opportunities. Based on industry activity levels and discussions with customers, top-line revenue prospects are looking better than expected and the PGI team is working diligently to realize those benefits. We see tremendous opportunities to enhance utilization across PGI's suite of assets, providing incremental revenue with minimal additional operating or capital costs. Further, the creation of PGI offers improved taxability at Pembina, which is expected to be realized in 2023 and beyond.

Consistent with the first two quarters of 2022, solid third quarter results were once again driven by growing volumes on key systems and strong performance within the marketing business. Notably, this quarter Pembina benefited from a favorable crude oil price environment and certain price differentials, including a wider Chicago-AECO gas price differential and wider condensate price differential between Western Canada and the U.S. Gulf Coast.

Volumes on Pembina's conventional pipeline systems continue to grow and serve as a good proxy for Pembina's broader business and the Western Canadian Sedimentary Basin ("WCSB") in general. For the full year, we expect that volumes on the conventional pipelines will be approximately five percent higher than in 2021. As well, full year volumes on the Cochin Pipeline are expected to increase five percent over the prior year and the Alliance Pipeline continues to be very highly utilized given the Chicago-AECO gas price differential.

Pembina has raised its 2022 adjusted EBITDA guidance range to $3.625 to $3.725 billion (previously $3.575 to $3.675 billion). Relative to Pembina's previous guidance, the revised outlook for 2022 primarily reflects stronger year-to-date results, while incorporating our expectation of a lower contribution from the marketing business in the fourth quarter, relative to the third quarter, given the outlook for lower commodity prices and narrowing price differentials in the fourth quarter to date and implied by prevailing forward price curves.

Tremendous year-to-date results are allowing Pembina to generate substantial free cash flow, which is being allocated to strengthening the balance sheet and returning capital to shareholders. During the third quarter, we raised the dividend by 3.6 percent, repurchased $155 million of common shares towards our target of $350 million, and repaid $540 million of debt. Additional incremental free cash flow generated in 2022 and 2023 is expected to be used to pay down additional debt, further strengthening our balance sheet and preparing the Company to fund future capital projects. As well, with rising interest rates, Pembina is well positioned with a very manageable debt profile, including $600 million of maturities in 2023. Currently, approximately 97 percent of Pembina's senior debt has fixed rates with an average tenor of over 13 years and a modest weighted average interest rate of approximately four percent.

Given our industry-leading midstream footprint, Pembina is uniquely positioned within the WCSB to gain valuable insight into industry dynamics. In addition to the current volume growth we are seeing on key systems, we continue to observe significant positive momentum that we expect will ultimately result in producers sanctioning new developments leading to significant additional volume growth in the basin. This growth hinges in part on resolution of the negotiations between the Blueberry River First Nation and the Government of British Columbia and while the timing is uncertain, we continue to have a favourable outlook in that regard. While negotiations continue, we have been pleased to see permits recently being issued in NEBC, supporting 2023 drilling programs for some of our customers. In addition to developments in the NEBC Montney, recent industry consolidation has allowed certain operators to increase activity and future development plans in the Duvernay, high-grading their inventory and improving efficiencies. As well, activity in the Clearwater is growing rapidly, reflecting the highly economic nature of that oil play. Overall, we observe several positive developments underway in the basin leading to our high degree of optimism regarding future activity.

Amidst growing volumes today and into the future, Pembina continues to have success signing new long-term contracts. In addition to the previously disclosed commercial agreements recently signed with three leading NEBC producers, Pembina has successfully contracted incremental volumes on its conventional pipelines and its fractionation facilities, the latter reflective of the broader trend of increased utilization and tightening of capacity across the industry. Further, the recontracting success we have had during the first half of 2022 on the Alliance Pipeline continued into the third quarter, albeit for smaller volumes. Additionally, with rising activity in the Clearwater oil play we are exploring options to reactivate the Nipisi Pipeline and are in active discussions with various customers regarding long-term contractual commitments.

In combination, the quality of the WCSB resource, the financial strength and development plans of our producing customers, incremental egress from third-party projects under construction and the continued strength in commodity prices are presenting growth opportunities for Pembina. Over the next 12-24 months, a key area of focus will be growing cash flow by increasing utilization on our existing assets - gas plants, pipelines and fractionation facilities. This is highly accretive growth given the modest capital spending required. Beyond that, the medium-term opportunities include two exciting projects currently in the development stage. The first is Cedar LNG, a three million tonne per annum floating west coast LNG facility, discussed further below in Projects and New Developments. The second is an additional fractionator at our Redwater Complex, which we believe is necessary given rising utilization at our facilities and across the industry. We currently envision the next fractionator as a 55,000 barrel per day, propane-plus facility. Existing storage and extensive rail facilities, including unit train capability, provide Pembina an advantage in being able to offer incremental fractionation capacity at a competitive cost. Additionally, the recently signed commercial agreements with three leading NEBC producers could provide significant volumes to underpin the construction of a fourth fractionator. We continue to work towards a final investment decision.

Year-to-date financial results have been outstanding and we are on track to deliver another record financial year. At the same time, positive industry momentum is leading to contracting success and providing growth opportunities that will benefit Pembina and its stakeholders in the coming years.

Projects and New Developments

       Pipelines

•	The Phase VIII Peace Pipeline Expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 kilometres, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Procurement activities have commenced and site clearing activities are expected to begin in the fourth quarter of 2022. The project has an estimated cost of approximately $530 million and is trending on-time and on-budget, with an expected in-service date in the first half of 2024.
•	The Phase IX Peace Pipeline Expansion includes new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station and a new pump station in the Wapiti-to-Kakwa corridor. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Construction of the Wapiti-to-Kakwa pump station was completed in July 2022. Clearing activities and mainline pipeline construction were completed in the third quarter as planned and commissioning activities have begun on schedule. Phase IX remains on-time and on-budget with an estimated cost of approximately $120 million and an expected in-service date in the fourth quarter of 2022.

     Facilities

•	During the third quarter, Pembina completed its joint venture transaction with KKR to combine their respective western Canadian natural gas processing assets into a single new joint venture entity, Pembina Gas Infrastructure Inc. (the "PGI Transaction"). PGI is continuing to progress the sale of its 50 percent interest in the Key Access Pipeline System.
•	During the third quarter, construction of the Empress Cogeneration Facility was completed, and commissioning activities began. The project is expected to be brought into service in November, on-time and on-budget. The facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing electricity and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying up to 90 percent of the site's electrical requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the cogeneration waste heat and the low-emission power generated.
•	Subsequent to the quarter, on October 1, 2022, Pembina closed a transaction with Plains Midstream Canada ULC ("Plains") to sell Pembina's interest in certain assets currently part of the Empress NGL Extraction Facility, namely, the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress.
•	Following the PGI Transaction, there are approximately $80 million, net to Pembina, of capital projects underway at the former Energy Transfer Canada gas processing facilities, with spending to occur throughout the remainder of 2022 and 2023.

Marketing & New Ventures

•	Pembina has formed a partnership with the Haisla First Nation to develop the proposed Cedar LNG Project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets, achieving higher prices for Canadian producers, contributing to lower overall emissions, and enhancing global energy security. Given Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it can be expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar is expected to be one of the greenest LNG facilities in the world. Cedar LNG's application for an Environmental Assessment Certificate was submitted to the British Columbia Environmental Assessment Office in February of 2022 and is currently under review. An important milestone was reached during the third quarter with the recent conclusion of the public comment period associated with the assessment process.

As with most of Pembina's assets, Cedar LNG is expected to be structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial guardrails. Cedar LNG is in active commercial discussions with potential counterparties, all of which are investment grade, for long-term commitments, and is working towards the signing of definitive agreements prior to a final investment decision. Work with EPC contractors is also underway and lump-sum bids are expected during the fourth quarter of 2022. The four current work streams - engineering, regulatory, commercial discussions, and financing - are expected to converge in the first quarter of 2023, with a final investment decision to be made by the third quarter of 2023.
•	Pembina and TC Energy Corporation ("TC Energy") intend to develop the Alberta Carbon Grid ("ACG"), a world-leading carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's current and future lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. During the first quarter of 2022, the Government of Alberta announced that ACG was successfully chosen to move to the next stage of the province's carbon capture utilization and storage process in the industrial heartland. During the second and third quarters, Pembina and TC Energy progressed surface and sub-surface engineering and planning, continued with ongoing engagement with customers and stakeholders, and recently signed an evaluation agreement with the Government of Alberta. ACG has secured the rights to evaluate over 900,000 hectares of premiere land north of Fort Saskatchewan, Alberta that could potentially support a variety of customers throughout Alberta, especially those in the Industrial Heartland region. Pembina's and TC Energy's long-term vision is to annually transport and store up to 20 million tonnes of CO2 through several hubs across Alberta.

ESG

Subsequent to the quarter, Pembina released its 2021 Sustainability Report, which enhances disclosure in certain key areas and includes greater alignment with SASB and TCFD requirements. Notably, the 2021 Sustainability Report includes updates on:

•	Progress towards Pembina's greenhouse gas emissions and equity, diversity, and inclusion targets set in 2021;
•	Transformational Indigenous partnerships with the Haisla First Nation on Cedar LNG, and the Western Indigenous Pipeline Group on the potential acquisition of the Transmountain Pipeline; and
•	Enhanced disclosure on Scope 3 GHG emissions, spill prevention and mitigation, waste, water, land use and restoration, biodiversity and Indigenous engagement.

The report is available at www.pembina.com/sustainability.

Financing Activity

•	During the third quarter, 3.3 million common shares were repurchased for cancellation under Pembina's normal course issuer bid ("NCIB") at an average price of $46.18 per share and a total cost of approximately $155 million. An additional 0.5 million common shares, at a total cost of approximately $22 million, were repurchased under the NCIB subsequent to the third quarter, in October. Pembina has now repurchased 6.3 million common shares, at a total cost of approximately $288 million, since late 2021.
•	During the third quarter, on July 27, 2022, Pembina replaced its $2.5 billion revolving credit facility with two credit facilities: the $1.0 billion Sustainability-Linked Loan Credit Facility ("SLL") and an amendment and restatement of the $2.5 billion revolving facility into the unsecured $1.5 billion Revolving Facility.
•	The SLL contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a greenhouse gas emissions intensity reduction performance target.
•	During the third quarter, on August 15, 2022, Pembina fully repaid $425 million and cancelled its non-revolving term loan.
•	Subsequent to the third quarter, on October 14, 2022, Pembina announced the redemption of its $300 million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23, to occur on November 15, 2022.
•	Subsequent to the third quarter, on October 24, 2022, Pembina 's $450 million Senior Unsecured Medium-Term Notes Series 2, matured and were fully repaid.

Dividends

•	Pembina declared and paid dividends of $0.21 per common share in July, August and September 2022, for the applicable record dates.
•	In connection with the transaction with KKR and the creation of PGI, upon closing, Pembina increased its common share dividend by $0.0075 per share per month, or 3.6 percent, beginning with the October 2022 dividend.
•	Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; and Series 21: $0.30625 to shareholders of record as of August 2, 2022. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on September 15, 2022. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.325 to shareholders of record on August 2, 2022.
•	Subject to approval of future common share dividends by the Board of Directors, Pembina intends to move from a monthly to a quarterly common share dividend payment, with payments to be made in March, June, September and December of each year. This change aligns Pembina's dividend practices with the vast majority of its peers and companies within the TSX 60 Index. Subject to approval by the Board of Directors, the monthly dividend is expected to end with the dividend to be declared in early December 2022 and paid on December 30, 2022, to shareholders of record on December 15, 2022. The first quarterly dividend is expected to be effective for the dividend to be paid in March 2023.

Third Quarter 2022 Conference Call & Webcast

Pembina will host a conference call on Friday, November 4, 2022, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the third quarter of 2022. The conference call dial-in numbers for Canada and the U.S. are 1-416-764-8650 or 1-888-664-6383. A recording of the conference call will be available for replay until November 11, 2022, at 11:59 p.m. ET. To access the replay, please dial either 1-416-764-8677 or 1-888-390-0541 and enter the password 470415#.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investors / Presentation & Events, or by entering:

https://app.webinar.net/q0WB2o1eNYp in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

•	Customers choose us first for reliable and value-added services;
•	Investors receive sustainable industry-leading total returns;
•	Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including operating segment outlooks and general market conditions for 2022 and thereafter; outlooks for commodity prices and the effect thereof on the business of the Company; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's revised 2022 annual guidance, including the Company's expectations regarding its adjusted EBITDA; the Company's anticipated use of free cash flow generated in 2022 and 2023; expectations relating to PGI, including the anticipated integration, performance, and benefits thereof to Pembina; Pembina's future common share dividends, including Pembina's intention to transition from a monthly to a quarterly common share dividend and the anticipated timing thereof; planning, construction and capital expenditure estimates, schedules and locations; expected capacity, incremental volumes, completion and in-service dates; rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's growth projects on its future financial performance and stakeholders; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; statements regarding the Company's intention to repurchase common shares, including the timing and amounts thereof; the redemption by Pembina of its Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23, including the timing thereof; expectations, decisions and activities related to the Company's projects and new developments; outlooks pertaining to negotiations between the Blueberry River First Nation and the Government of British Columbia; the impact of current and expected market conditions on Pembina; expectations regarding the Company's ability to return capital to shareholders; and statements regarding the Company's capital allocation strategy, including the 2022 capital expenditure program and expected future cash flows.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; the ability of Pembina to successfully integrate the operations of PGI and achieve the anticipated results of such operations; that the anticipated benefits of the PGI Transaction can be achieved in the manner expected by Pembina; expectations with respect to Pembina's common share trading price; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the failure to realize the anticipated benefits and/or synergies of the PGI Transaction; expectations and assumptions concerning, among other things: customer demand for PGI's assets and services; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; adverse actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in project assessment regulations, royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and Internationally, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks related to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital, and on acceptable terms; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 24, 2022 for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the revised 2022 adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of the revised 2022 adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share. These non-GAAP financial measures and ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. The measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated November 3, 2022 for the three and nine months ended September 30, 2022 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	645	566	314	341	1,979	1,393	(159)	(151)	2,779	2,149
Cost of goods sold, including product purchases	-	-	4	1	1,824	1,268	(79)	(81)	1,749	1,188
Net revenue	645	566	310	340	155	125	(80)	(70)	1,030	961

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	1,822	1,673	1,031	1,014	6,550	3,827	(491)	(447)	8,912	6,067
Cost of goods sold, including product purchases	-	-	6	7	5,948	3,463	(246)	(257)	5,708	3,213
Net revenue	1,822	1,673	1,025	1,007	602	364	(245)	(190)	3,204	2,854

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings before income tax	377	329	1,270	207	252	91	(158)	154	1,741	781
Adjustments to share of profit from equity accounted investees and other	40	65	90	33	(12)	5	-	-	118	103
Net finance costs	7	8	4	12	20	2	109	122	140	144
Depreciation and amortization	97	100	27	56	12	13	10	11	146	180
Unrealized loss (gain) on commodity-related derivative financial instruments	-	-	3	(45)	(105)	(2)	-	-	(102)	(47)
Arrangement Termination Payment	-	-	-	-	-	-	-	(350)	-	(350)
Gain on Pembina Gas Infrastructure Transaction	-	-	(1,110)	-	-	-	-	-	(1,110)	-
Transaction costs incurred in respect of acquisitions	-	-	5	-	-	-	-	8	5	8
Transformation and restructuring costs, (gain) loss on disposal of assets and non-cash provisions	14	1	2	10	13	-	-	20	29	31
Adjusted EBITDA	535	503	291	273	180	109	(39)	(35)	967	850
Adjusted EBITDA per common share - basic (dollars)									1.74	1.55

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings before income tax	1,120	987	1,659	555	612	167	(502)	(177)	2,889	1,532
Adjustments to share of profit from equity accounted investees and other	131	221	158	99	25	18	-	-	314	338
Net finance costs (income)	22	23	21	30	21	(7)	309	297	373	343
Depreciation and amortization	292	312	162	158	34	38	33	35	521	543
Unrealized (gain) loss on commodity-related derivative financial instruments	-	-	(48)	(62)	(144)	19	-	-	(192)	(43)
Arrangement Termination Payment	-	-	-	-	-	-	-	(350)	-	(350)
Gain on Pembina Gas Infrastructure Transaction	-	-	(1,110)	-	-	-	-	-	(1,110)	-
Transaction costs incurred in respect of acquisitions	-	-	5	-	-	-	-	26	5	26
Transformation and restructuring costs, impairment charges, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	14	11	2	32	2	2	3	29	21	74
Adjusted EBITDA	1,579	1,554	849	812	550	237	(157)	(140)	2,821	2,463
Adjusted EBITDA per common share - basic (dollars)									5.10	4.48

2022 Adjusted EBITDA Guidance

The equivalent historical non-GAAP financial measure to 2022 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2021.

12 Months Ended December 31, 2021	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss) before income tax	917	715	391	(358)	1,665
Adjustments to share of profit from equity accounted investees and other	286	135	23	-	444
Net finance costs (income)	29	35	(8)	394	450
Depreciation and amortization	413	214	50	46	723
Unrealized gain on commodity-related derivative financial instruments	-	(38)	(35)	-	(73)
Canadian Emergency Wage Subsidy	-	-	-	3	3
Transformation and restructuring costs	-	-	-	47	47
Transaction costs incurred in respect of acquisitions	-	-	-	31	31
Arrangement Termination Payment	-	-	-	(350)	(350)
Impairment charges and non-cash provisions	457	36	(1)	1	493
Adjusted EBITDA	2,102	1,097	420	(186)	3,433
Adjusted EBITDA per common share - basic (dollars)					6.24

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	39	21	15	23	69	31	123	75
Adjustments to share of profit from equity accounted investees:
Net finance costs	2	13	23	9	2	1	27	23
Income tax expense	-	-	1	-	-	-	1	-
Depreciation and amortization	38	55	50	24	6	4	94	83
Unrealized loss (gain) on commodity-related derivative financial instruments	-	-	16	-	(20)	-	(4)	-
Share of earnings in excess of equity interest(1)	-	(3)	-	-	-	-	-	(3)
Total adjustments to share of profit from equity accounted investees	40	65	90	33	(12)	5	118	103
Adjusted EBITDA from equity accounted investees	79	86	105	56	57	36	241	178

(1) Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	127	95	59	59	96	44	282	198
Adjustments to share of profit from equity accounted investees:
Net finance costs	16	46	42	24	1	2	59	72
Income tax expense	-	-	1	-	-	-	1	-
Depreciation and amortization	113	160	99	75	18	16	230	251
Unrealized loss on commodity-related derivative financial instruments	-	-	16	-	6	-	22	-
Share of earnings in excess of equity interest(1)	2	15	-	-	-	-	2	15
Total adjustments to share of profit from equity accounted investees	131	221	158	99	25	18	314	338
Adjusted EBITDA from equity accounted investees	258	316	217	158	121	62	596	536

(1) Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2022	2021	2022	2021
Cash flow from operating activities	767	913	2,026	1,953
Cash flow from operating activities per common share - basic (dollars)	1.38	1.66	3.66	3.55
Add (deduct):
Change in non-cash operating working capital	(157)	(7)	(15)	70
Current tax expense	(70)	(141)	(245)	(255)
Taxes paid, net of foreign exchange	68	68	306	265
Accrued share-based payment expense	(3)	(16)	(66)	(56)
Share-based compensation payment	-	-	45	32
Preferred share dividends paid	(31)	(31)	(94)	(103)
Adjusted cash flow from operating activities	574	786	1,957	1,906
Adjusted cash flow from operating activities per common share - basic (dollars)	1.04	1.43	3.54	3.47

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 03-NOV-22